UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                              Fletcher's Fine Foods
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    33935K205
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 33935K205                                         Page 1 of 4 Pages

NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Schneider Capital Management Corporation
         EIN 23-2856392

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [ ]
         (b)      [ ]

SEC USE ONLY

CITIZENSHIP OR PLACE OF ORGANIZATION
         Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         SOLE VOTING POWER
                  271,100

         SHARED VOTING POWER
                  None

         SOLE DISPOSITIVE POWER
                  311,100

         SHARED DISPOSITIVE POWER
                  None

         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  311,100

         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES [ ]

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  5.6%

         TYPE OF REPORTING PERSON
                  IA

Item 1.

         (a)      Name of Issuer
                           Fletcher's Fine Foods

         (b)      Address of Issuer's Principal Executive Offices
                           8385 Fraser Street
                           Vancouver, BS V5x3x8
                           British Columbia, Canada

Item 2.

         (a)  Name of Person Filing
                           Schneider Capital Management Corporation

         (b)  Address of Principal Business Office or, if none, Residence
                           460 E. Swedesford Road, Suite 1080
                           Wayne, PA  19087

         (c)  Citizenship
                           Pennsylvania

         (d)  Title of Class of Securities
                           Common Stock

         (e)  CUSIP Number
                           33935K205

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a) [ ] Broker or Dealer registered under Section 15 of the Act

         (b) [ ] Bank as defined in section 3(a)(6) of the Act

         (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

         (d) [ ] Investment Company registered under section 8 of the Investment Company Act

         (e) [X] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

         (g) [ ] Parent Holding Company, in accordance with ss.
                 240.13d-1(b)(ii)(G) (Note: See Item 7)

         (h) [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)


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Item 4.  Ownership.

         (a)      Amount Beneficially Owned
                           311,100

         (b)      Percent of Class
                           5.6%

         (c) Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote
                                    271,100

                  (ii)     shared power to vote or to direct the vote
                                    None

                  (iii)     sole power to dispose or to direct the disposition
                            of
                                    311,100

                  (iv) shared power to dispose or to direct the disposition of
                                    None

Item 5. Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
                           None

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                           N/A

Item 8.  Identification and Classification of Members of the Group.
                           N/A

Item 9.  Notice of Dissolution of Group.
                           N/A

Item 10. Certification.
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             2/4/98
                                             Date

                                             Gary P. Soura, Jr.
                                             Signature

                                             Gary P. Soura, Jr.
                                             Assistant Vice President
                                             Name/Title

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         Attention: Intentional misstatements of omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)